C21 Investments registers common shares for trading in the United States
Company also added to CSE Composite Index

VANCOUVER, September 24, 2018 – C21 Investments Inc. (CSE: CXXI; FSE: C6QP) today announced that the company has registered its common shares under Section 12(g) of the Securities Exchange Act of 1934, and that the assignment of a US trading symbol is pending.

"We look forward to receiving our US ticker symbol, and making it easier for American investors to trade our stock," said Rob Cheney, CEO of C21 Investments.

C21 Investments is also pleased to announce the company was added to the CSE Composite Index effective the end of closing on September 21.

The CSE Composite Index is a broad indicator of market activity for the Canadian Securities Exchange (CSE). With approximately 75% coverage of all equities listed on the CSE, it is a uniquely positioned gauge of the Canadian small cap market. The index provides a distinctly different risk/return profile than the broad Canadian equity market.

The Index is published by Reuters and Bloomberg under the ticker name CSECOMP and the CSE25 has the ticker name CSE25.

“I’m pleased with the addition of C21 to the CSE Composite Index, and the higher profile it will give our company,” said Rob Cheney, Chief Executive Officer of C21 Investments.

A B O U T C 2 1 I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

The CSE has not accepted responsibility for the adequacy or accuracy of this release.